WORK Medical Technology Group LTD

August 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Sawicki
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 13 to Registration Statement on Form F-1
Filed July 17, 2024
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 29, 2024 addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 14 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 13 to Registration Statement on Form F-1, Filed July 17, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities, page 72

1.	We note your response to comment No. 2 and reissue the comment in part: please revise your disclosure to clarify whether the short-term bank borrowings were repaid for the six months ended March 31, 2024, and proceeds from short term bank borrowings of $650,758 for the six months ended March 31, 2023 were also in connection with the working capital loan agreement between Hangzhou Woli and China CITIC Bank dated December 20, 2023. If not, please briefly describe the material terms of your short-term bank borrowings. Please also identify the related parties in this sub-section.

In response to the Staff’s comments, we revised the disclosure on pages 72 and 73 of Amendment No. 14 to the Registration Statement.

Exhibits

2.	Please update the date of Exhibit 23.1 Consent of WWC, P.C. Please update the offering details in Exhibit 5.1 Opinion of Ogier (Cayman) LLP regarding the validity of the Ordinary Shares being registered. Please update Exhibit 99.7 Opinion of Jingtian & Gongcheng to add “cover page” and “business” in opinion No. 3.

In response to the Staff’s comments, we updated the exhibits accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC